                     SECURITIES AND EXCHANGE COMMISSION

                            Washington, DC 20549

                                  FORM 11-K

                  Annual Report Pursuant to Section 15 (d)
                   of the Securities Exchange Act of 1934


   For the year ended December 31, 2002        Commission file number 0-13880


A. Full title of the Plan

       ENGINEERED SUPPORT SYSTEMS, INC. EMPLOYEE STOCK OWNERSHIP PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive offices:


                      ENGINEERED SUPPORT SYSTEMS, INC.
                               201 EVANS LANE
                          ST. LOUIS, MISSOURI 63121
                               (314) 553-4000

                                 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed by the undersigned, thereunto duly authorized.

                                   ENGINEERED SUPPORT SYSTEMS, INC.
                                   EMPLOYEE STOCK OWNERSHIP PLAN



Date:      June 27, 2003           /s/ Gary C. Gerhardt
      ---------------------        --------------------------------------------
                                   Gary C. Gerhardt
                                   Vice Chairman and Chief Financial Officer of
                                   Engineered Support Systems, Inc.
                                   and Member of the Administrative
                                   Committee of the Plan

                       Report of Independent Auditors


To the Participants and Administrator of Engineered Support Systems, Inc.
Employee Stock Ownership Plan

In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for benefits of the Engineered Support Systems, Inc. Employee Stock Ownership Plan (the "Plan") at December 31, 2002 and 2001, and the changes in the net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets (Held at End of Year) and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
June 27, 2003
St. Louis, Missouri







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

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

Engineered Support Systems, Inc.
Employee Stock Ownership Plan



                                                           December 31
                                               -----------------------------------
                                                   2002                    2001
                                               -----------             -----------
Assets:

Investments, at fair value                     $47,936,473             $44,518,294

Employer contributions receivable                1,300,330               1,216,405
                                               -----------             -----------

Net Assets Available for Plan Benefits         $49,236,803             $45,734,699
                                               ===========             ===========




The accompanying notes are an integral part of the financial statements.

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

Engineered Support Systems, Inc.
Employee Stock Ownership Plan




                                                                       Year Ended December 31
                                                               -------------------------------------
                                                                   2002                     2001
                                                               -----------               -----------
Additions:
Investment income:
  Net realized and unrealized gain on Engineered
    Support Systems, Inc. common stock                         $12,223,737               $16,338,384
  Net gain (loss) from common collective trusts                     99,172                (1,230,447)
  Net loss from registered investment companies                 (3,784,204)               (1,280,814)
  Interest and dividend income                                     646,291                   420,501
                                                               -----------               -----------
                                                                 9,184,996                14,247,624
                                                               -----------               -----------

Contributions:
  Participant                                                    1,630,962                 1,603,637
  Employer                                                       1,653,019                 1,564,691
                                                               -----------               -----------
                                                                 3,283,981                 3,168,328
                                                               -----------               -----------

Deductions:
Benefits paid to participants                                   (8,966,873)               (5,431,792)
                                                               -----------               -----------
                  Total deductions                              (8,966,873)               (5,431,792)
                                                               -----------               -----------

                  Net increase                                   3,502,104                11,984,160

Net Assets Available for Plan Benefits:
  Beginning of Year                                             45,734,699                33,750,539
                                                               -----------               -----------

  End of Year                                                  $49,236,803               $45,734,699
                                                               ===========               ===========


The accompanying notes are an integral part of the financial statements.

NOTES TO FINANCIAL STATEMENTS

Engineered Support Systems, Inc.
Employee Stock Ownership Plan

December 31, 2002

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Engineered Support Systems, Inc. Employee Stock Ownership Plan (the Plan) are presented on the accrual basis of accounting, except that benefits due to participants are recorded as a reduction in net assets available for Plan benefits when paid.

Investments in the Engineered Support Systems, Inc. (the Company) common stock are stated at fair value based on the last reported sales price on December 31, 2002 and 2001, respectively. Investments in registered investment companies, including the Dreyfus Premier Core Bond Fund-Class A, the Prudential Short-Term Corporate Bond Fund-Class A, the American Funds EuroPacific Growth Fund, the Alliance Growth & Income Fund-Class A, the Janus Twenty Fund, the Prudential Jennison Growth Fund-Class A, the Prudential Stock Index Fund-Class Z, the INVESCO Technology Fund-Investor Shares, the Franklin Small Cap Growth Fund II, and the Prudential US Emerging Growth Fund-Class A, are stated at the fair value of the underlying portfolio of securities, as determined by the respective manager. Investments in common collective trusts including the Prudential Stable Value Fund (managed by Wells Fargo Bank Minnesota, N.A.) are stated at the fair value of the underlying portfolio of securities, as determined by the respective manager.

Investment income is recorded as earned. Net realized gains or losses on security transactions represent the difference between proceeds received and cost. In accordance with the policy of stating investments at fair value, net unrealized appreciation or depreciation is reflected in the Statements of Net Assets Available for Plan Benefits and the change in net unrealized appreciation or depreciation is reflected in the Statements of Changes in Net Assets Available for Plan Benefits.

Investments are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near-term could materially affect the amounts reported in the Statement of Net Assets Available for Plan Benefits.

Notes receivable, representing loans to participants, are valued at their outstanding principal amount. These notes bear interest at a rate equal to the prime interest rate as of the effective date of the loan plus one percentage point.

Administrative expenses of the Plan are paid by the Company.

The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets during the reporting period. Actual results could differ from these estimates.

Certain prior year amounts have been reclassified to conform with the current year's presentation.

NOTE B - DESCRIPTION OF THE PLAN

The Plan is a combined 401(k) savings plan and a payroll-based employee stock ownership plan covering the salaried employees and all non-salaried employees not otherwise covered by a collective bargaining agreement of the Company's following wholly-owned subsidiaries: Engineered Air Systems, Inc., Engineered Specialty Plastics, Inc., Engineered Coil Company, d/b/a Marlo Coil, Keco Industries, Inc. and Engineered Electric Company, d/b/a Fermont. Eligible employees age 21 who have completed 90 days of employment may enroll in the Plan. Upon enrollment, participants may elect to defer from 1% to 50% of their compensation in the Plan, up to a maximum of $11,000 for the year ended December 31, 2002 based upon an amendment effective July 1, 2002 and 1% to 15% of their compensation up to a maximum of $10,500 for the year ended December 31, 2001. Under current Internal Revenue Service regulations, this maximum amount is adjusted annually. For the year ended December 31, 2002, an additional $1,000 catch up contribution could be made by participants age 50 or older.

Contributions under the Plan consist of the following:

1. The amount of the salary deferrals of all Plan participants (the employee contribution).

2. The Company's discretionary contribution (the employer discretionary contribution).

3. The Company's matching contribution of no less than 25% of each employee's contribution up to a maximum of 6% of the employee's earnings (the employer matching contribution).

All participant contributions are invested at the participant's discretion in the investment funds offered by the Plan and selected by the participant. Employee and employer contributions are 100% vested.

All contributions by the Company are made in the form of Engineered Support Systems, Inc. common stock.

The Plan allows participants to borrow from existing balances in their Plan investments. These loans are to be repaid with interest over a period not to exceed five years.

The Plan Administrator is Engineered Support Systems, Inc. acting through an Administrative Committee to administer the Plan. The Company bears all expenses of administering the Plan, including any compensation of the trustee, Prudential Trust Company. No trustee fees or other administrative expenses were paid from Plan assets during the years ended December 31, 2002 or 2001.

Information about the Plan, including provisions for vesting, allocation of earnings, withdrawal provisions and the impact of Plan termination is contained in the Summary Plan Description. Copies of the Summary Plan Description are available from the Company.

NOTE C--INVESTMENTS

The following schedule presents information regarding assets held for investments:

                                                              December 31, 2002                 December 31, 2001
                                                       -----------------------------      -----------------------------
                                                         Fair Value         Cost          Fair Value            Cost
                                                         -----------     -----------      -----------        ----------
Engineered Support Systems, Inc.
   common stock, 627,719 and 707,162
   shares, respectively                                * $23,012,178     $ 5,395,313      $24,192,007        $5,394,529

Prudential Short-Term Corporate Bond
   Fund-Class A, 464,968 shares                                  -               -          5,277,386         5,328,158

Alliance Growth & Income Fund-Class A,
   1,427,083 and 965,367 shares, respectively          *   3,710,417       4,932,041        3,465,667         3,638,182

Janus Twenty Fund, 75,278 and 67,733
   shares, respectively                                    2,183,805       3,241,119        2,605,007         3,113,701

Dreyfus Premier Core Bond Fund-Class A,
   247,483 and 160,526 shares, respectively            *   3,566,231       3,599,396        2,301,945         2,380,512

American Funds EuroPacific Growth Fund,
   82,000 and 76,041 shares, respectively                  1,883,548       2,345,293        2,043,221         2,267,841

Franklin Small Cap Growth Fund II,
   221,263 and 179,992 shares, respectively                1,588,670       2,134,202        1,776,517         1,791,751

Prudential US Emerging Growth Fund-Class A,
   75,759 and 82,321 shares, respectively                    759,109       1,162,965        1,240,578         1,349,207

Prudential Jennison Growth Fund-Class A,
   36,073 and 12,461 shares, respectively                    362,895         481,406          182,175           180,309

Prudential Stock Index Fund-Class Z,
   17,092 and 6,786 shares, respectively                     335,003         373,218          173,374           173,496

INVESCO Technology Fund - Investor Shares,
   23,238 and 1,633 shares, respectively                     399,458         652,042           53,182            53,802

Prudential Stable Value Fund
   268,219 shares                                      *   8,777,983       8,681,228

Notes receivable from participants with remaining
   maturities of 1 month to 5 years bearing
   interest rates ranging from 5.75% to 10.50% at
   December 31, 2002 and from 7.50% to 10.50%
   at December 31, 2001                                    1,357,176       1,357,176        1,207,235         1,207,235
                                                         -----------     -----------      -----------       -----------

                          Total                          $47,936,473     $34,355,399      $44,518,294       $26,878,723
                                                         ===========     ===========      ===========       ===========

* Represents investments that are greater than 5% of plan assets at the beginning of the plan year.

Engineered Support Systems, Inc. common stock includes both participant-directed and nonparticipant-directed investments. All other investments are solely participant-directed.

NOTE D - NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to nonparticpant-directed investments, primarily all of which represent investments in Engineered Support Systems, Inc. common stock, is as follows:

                                                                        Year Ended December 31
                                                                        ----------------------
                                                                     2002                    2001
                                                                     ----                    ----
         Net Assets at Beginning of Year                        $ 18,213,163             $ 11,046,956
         Contributions                                             1,653,019                1,564,691
         Investment Earnings                                       8,885,894                9,999,774
         Benefits Paid to Participants                            (1,527,644)              (2,793,654)
         Transfers to Participant Directed Investments            (8,620,206)              (1,604,604)
                                                                ------------             ------------
         Net Assets at End of Year                              $ 18,604,226             $ 18,213,163
                                                                ============             ============

NOTE E - CHANGES IN THE PLAN

Effective April 1, 2001, the Plan was amended to provide eligibility for those employees age 21 or older who have attained ninety (90) days of service, formerly one year of service. In addition, Prudential Trust Company was named Plan trustee. Effective December 14, 2001, the Plan was amended to allow Plan participants with five (5) years of service as a participant to direct Company-contributed Engineered Support Systems, Inc. common stock into other investment choices within the Plan. Effective July 1, 2002 the Plan was amended to allow Plan participants to defer from 0% - 50% of their compensation.

NOTE F - INCOME TAX STATUS

The Plan received a favorable letter of determination from the Internal Revenue Service dated May 23, 2002 indicating compliance with section 401(a) of the Internal Revenue Code and exemption under the provisions of section 501(a). Therefore, it is the opinion of the Plan Administrator that, as of December 31, 2002, the Plan is in compliance with section 401(a) of the Internal Revenue Code and is exempt under the provisions of section 501(a). Thus, provision for a federal income tax is not required in the accompanying financial statements.

Participants are not subject to federal income tax on amounts contributed to their accounts under the 401(k) provisions of the Plan, or on earnings attributable to such contributions, until such time as these amounts are distributed to or withdrawn by the participants.

NOTE G - RELATED PARTY AND PARTY-IN-INTEREST

The Company, as Plan administrator and sponsor, is a related party to the Plan. At December 31, 2002 and 2001, the Plan held shares of Company common stock with a market value of $23,012,178 and $24,192,007, respectively. For the year ended December 31, 2002, the Plan purchased $2,726,036 and sold $16,129,602 of Company common stock. For the year ended December 31, 2001, the Plan purchased $1,764,084 and sold $11,627,292 of Company common stock.

Prudential Trust Company as Trustee of the Plan's assets is a party-in-interest as defined by ERISA. For Plan assets managed by Prudential, the Plan held $1,457,007 of investment funds and short-term investments at December 31, 2002 and $6,873,513 of investment funds and short-term investments at December 31, 2001.

These transactions are exempt party-in-interest transactions under Section 408(b)(8) of the ERISA statutes.

                                            Engineered Support Systems, Inc.
                                             Employee Stock Ownership Plan

                                                       Schedule I

                                        Schedule of Assets (Held at End of Year)

                                                  At December 31, 2002

                                                                (c)
                                                          Description of
                                                       Investment Including
                         (b)                              Maturity Date,
                  Identity of Issue,                     Rate of Interest,
                 Borrower, Lessor or                     Collateral, Par,                   (d)                 (e)
(a)                Similar Party                         or Maturity Value                  Cost           Current Value
------------------------------------------------------------------------------------------------------------------------
 *       Engineered Support Systems, Inc.            Common Stock $.01 par value          $5,395,313        $23,012,178

         Prudential Stable Value Fund                Money market fund                     8,681,228          8,777,983

         Alliance Growth & Income Fund-              Large-cap value equity mutual
           Class A                                     fund                                4,932,041          3,710,417

         Janus Twenty Fund                           Large-cap growth equity mutual
                                                       fund                                3,241,119          2,183,805

         Dreyfus Premier Core Bond                   Intermediate-term bond mutual
           Fund - Class A                              fund                                3,599,396          3,566,231

         American Funds EuroPacific                  Non-U.S. equity mutual fund
           Growth Fund                                                                     2,345,293          1,883,548

         Franklin Small Cap Growth                   Small-cap growth equity fund
           Fund II                                                                         2,134,202          1,588,670

 *       Prudential US Emerging Growth               Mid-cap growth equity mutual
           Fund-Class A                                fund                                1,162,965            759,109

 *       Prudential Jennison Growth Fund-            Large-cap growth equity mutual
           Class A                                     fund                                  481,406            362,895

 *       Prudential Stock Index Fund-Class Z         Large-cap blend equity mutual
                                                       fund                                  373,218            335,003

         INVESCO Technology Fund -                   Technology equity mutual fund
           Investor Shares                                                                   652,042            399,458

         Participant Loans                           Loans to Plan participants bearing
                                                      interest rates from 5.75% to 10.50%
                                                      with remaining maturities of 1
                                                      month to 5 years                     1,357,176          1,357,176

* Investments represent allowable transactions with a party-in-interest.

                                                        Engineered Support
                                                   Employee Stock Ownership Plan

                                                            Schedule II

                                              Schedule of Reportable Transactions (1)

                                                   Year Ended December 31, 2002


                                                                            (f) Expense              (h) Current value   (i) Net
(a) Identity of  (b) Description  (c) Purchase  (d) Selling     (e) Lease  incurred with   (g) Cost     of asset on      gain or
party involved       of asset         price         price         rental    transaction    of asset   transaction date    (loss)
----------------------------------------------------------------------------------------------------------------------------------
Individual
Transactions:

Engineered      Common stock,     $        -    $ 3,006,429     $     -     $       -     $  508,364    $ 3,006,429    $ 2,498,065
Support         $.01 par value
Systems, Inc.   per share

Series of
Transactions:

Engineered      Common stock,     $ 2,726,036   $        -      $     -     $       -     $2,726,036    $ 2,726,036    $        -
Support         $.01 par value
Systems, Inc.   per share

Engineered      Common stock,     $        -    $16,129,602     $     -     $       -     $2,725,252    $16,129,602    $13,404,350
Support         $.01 par value
Systems, Inc.   per share


(1) Transactions or series of transaction in excess of five percent of the current value of the Plan's assets as of the beginning of the Plan Year, as defined in 29 CFR Section 2520.103-6 of the Department of Labor Rules & Regulations for Reporting and Disclosure under ERISA.

                     CONSENT OF INDEPENDENT ACCOUNTANTS



We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-14504) of Engineered Support Systems, Inc. of our report dated June 27, 2003 relating to the financial statements and supplemental schedules of the Engineered Support Systems, Inc. Employee Stock Ownership Plan, which appears in this Form 11-K.




/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
St. Louis, Missouri
June 27, 2003